FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                   SYNGENTA AG

Disclosure:	“Syngenta in cellulosic fuel collaboration to increase ethanol plant productivity”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Tel: +41 61 323 2323
Fax: +41 61 323 2424

Basel, Switzerland, April 9, 2014

Syngenta in cellulosic fuel collaboration to increase ethanol plant productivity

•	Collaboration to use new process to make cellulosic ethanol from corn kernel fiber
•	Technology to be marketed in combination with Enogen® corn
•	Ethanol yield per bushel of corn expected to increase substantially

Syngenta announced today an agreement with Cellulosic Ethanol Technologies, LLC to license its ACE (Adding Cellulosic Ethanol) technology, a new process for ethanol plants.  ACE technology has been shown to significantly increase a plant’s ethanol production while delivering other benefits such as increased corn oil production and higher protein content in Dried Distillers Grains (DDGs), an ethanol by-product used for animal feed.

In combination with Syngenta’s proprietary Enogen corn trait, ACE technology allows the fiber as well as the starch in a corn kernel to be converted into ethanol. Enogen is the only corn output trait designed specifically to enhance ethanol production. It is expected that the ACE-Enogen® offer will enable ethanol plants to make further progress in reducing natural gas usage and increasing ethanol throughput, thereby improving their carbon footprint.

Davor Pisk, COO of Syngenta, said: “The adoption of Enogen in ethanol plants is accelerating, with six commercial contracts signed. The introduction of ACE technology will further drive growth. It has the potential to improve substantially both the profitability and sustainability of ethanol plants, enabling them to produce more energy with fewer resources.”

Cellulosic Ethanol Technologies, LLC, is a subsidiary of Quad County Corn Processors (QCCP). Use of the ACE technology is scheduled to begin at QCCP’s ethanol plant in Galva, Iowa in May 2014.

Delayne Johnson, CEO of QCCP, said: “The combination of ACE technology and Enogen corn is expected to generate significant synergies when used together in dry grind ethanol plants. This launch represents a major advance in the production of cellulosic ethanol.”

Syngenta – April 9, 2014 / Page 1 of 2

Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 9, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 9, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration